SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X       Form 40-F
                                ------             ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No   X
                                ------      -------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is a copy of the Third Quarter 2003 Report to Shareholders of Stelmar Shipping Ltd. (the "Company").

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet consists of 41 vessels including five Panamax and six Handymax tankers, which are under construction, scheduled to be delivered from November 2003 through September 2004.

The total cargo carrying capacity of the current fleet is approximately 2.3 million dwt.

During the period ended September 30, 2003, approximately 87.6% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 92.7% during the same period last year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the periods ended September 30, 2003 and 2002 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. More specifically, 86% and 48% of the fleet's capacity, in terms of net operating days, for 2003 and 2004 respectively are covered by time charters.

The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the third quarter of 2003, the spot Handymax fleet earned on the average $13,680 per day in the third quarter of 2003, as opposed to $7,620 per day for the same quarter last year, an 82% increase. For the first nine months of the year the spot Handymax fleet earned $16,160 per day as opposed to $9,030 for the same period last year, a 79% increase.

The whole fleet average time charter equivalent rate we achieved during the third quarter of 2003 was almost 2% higher over the same quarter of 2002. The fleet average time charter equivalent rate we achieved during the first nine months of 2003 was higher over the equivalent average of the same period of 2002 by approximately 2.7%, predominantly due to higher rates achieved by the Handymax fleet operating in the spot market.

Recent Developments

(Agreements to have constructed five additional Panamax tankers are discussed in "Expected Additional Capital Commitments").

In February 2003 the Company acquired six Handymax new building contracts for a total consideration of $173.2 million. These Handymax tanker new buildings will be constructed in STX shipyard of South Korea from December 2003 to September 2004. The Company has paid an amount equal to $23.7 million in cash and has issued common shares in the amount of $6.4 million to the sellers to finalize the acquisition of those contracts. See "Expected Additional Capital Commitments" for a discussion of the Company's agreements to purchase six additional Handymax tankers.

Interest Rate Swaps

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Interbank Offering Rate, or LIBOR, of 7%. Since LIBOR has not exceeded 7% for years 2002 and 2003, there was no charge for the Company with respect to this interest rate cap agreement.

On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective dates as of December 11, 2000 and the third with an effective date as of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88% respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates as of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed interest rates at 4.25% and 4.765% respectively.

On July 20, 2002, the Company concluded two interest rate swap agreements with effective date as of September 13, 2002. Both interest rate swap agreements are for a period of five years for an amount of $23.6 million each. Under these agreements the Company has fixed interest rates at 4.20% and 4.38% respectively.

The remaining nominal amount of all these interest rate swap agreements as of September 30, 2003 was $116.3 million. The annual amounts to mature over the next five years are as follows:

o 2003--$3.5 million (average swap rate 5.35%)
o 2004--$21.8 million (average swap rate 4.78%)
o 2005--$45.6 million (average swap rate 5.92%)
o 2006--$12.7 million (average swap rate 4.66%)
o 2007--$32.7 million (average swap rate 4.30%)

Critical Accounting Policies

Vessels' Depreciation

The Company's vessels are depreciated on a straight-line basis over the vessels' remaining useful lives, after considering the estimated residual value (effective July 1, 2003 USD$ 185 per LWT ton). Management estimates the useful life of the Company's vessels to be 25 years, which is a common life expectancy applied in the shipping industry. In view of the IMO-implemented new regulations and the recent call for the European Union to accelerate the phase-out of single hull tankers after the spill resulting from the sinking of "Prestige", the Company's management has re-evaluated the useful life of its single hull vessel, the Kliomar, and now estimates it to be 21 years. If a vessel's actual economic life is shorter than its estimated economic life, an impairment loss could result in future periods.

Impairment

The U.S. Financial Accounting Standards Board issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supersedes SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" and the accounting and reporting of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Company adopted SFAS 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or to be disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount of each of the Company's vessels as of September 30, 2003, indicated that no impairment loss should be recognized for the Company's vessels.

Accounting for Dry Docking

Dry-docking costs are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age and typically coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half years or five years, as applicable, or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale.

Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life.

Accounting for Revenue and Expenses

Revenues are generated from freight billing or time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after each period or year end.

Accounting for P&I Back Calls

The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the consolidated balance sheets.

P&I Clubs, which provide insurance for accidents, pollution, crew, etc., assess their results each year and seek supplementary amounts from their members to cover any shortfall within the previous three years. Indications of likely supplementary calls, which are expressed as percentages of the known basic charge for the year, are notified to P&I Club members at various stages during the year and provide a reasonable basis for an accrual, although final actual calls for any given year may differ substantially from what is estimated. For year 2002 and thereafter no P&I back calls are anticipated due to the Club's change of billing policy.

Results of Operations

Three Month Period Ended September 30, 2003 Compared to Three Month Period Ended September 30, 2002

The Company recorded net income of $10.7 million, or $0.62 per fully diluted share in the three month period ended September 30, 2003, compared to net income of $12.3 million, or $0.73 per fully diluted share, in the three month period ended September 30, 2002. The results for the current quarter reflect the contraction in the number of net operating days due to the sale of tanker Promar and the lost days from the time spent in repairs of the tanker Keymar and the improved market conditions.

Net Revenue. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses), was decreased by 4.8% to $39.8 million from $41.8 million for the period ended September 30, 2002. This decrease is mainly due to the grounding of Keymar and the sale of Promar which had an adverse effect on net operating days decreasing them by 6.6% to 2,579 days from 2,762 days over the same quarter last year. The Company's average TCE rate in the current quarter was increased by 2% to $15,432 from $15,123 over the same quarter last year, reflecting the improved market conditions faced by the Handymax fleet of the Company. The fleet's utilization was 93.4% as compared to 96.6% over the same quarter last year due to dry-dockings and the M/T Keymar incident.

In particular, the average TCE rate of the Company's Handymax fleet in the current quarter increased by 8.2% to $14,272 from $13,192 in the same quarter of 2002. The Handymax fleet experienced 75 off-hire days during 2003 mainly due to the scheduled dry-dockings, as compared to 95 days in 2002. The Handymax fleet accounted for 56.7% of the Company's net revenue during the current period as opposed to 52.3% during the previous period. The net revenue generated under time charters accounted for 81.8% of the Handymax fleet's net revenue during the current quarter as compared to 92.3% in the same quarter last year. At September 30, 2003, sixteen of the Company's Handymax tankers were operating under time charters.

In particular, the average TCE rate of the Company's Panamax fleet in the current quarter decreased by 3.1% to $17,014 from $17,561 in the same quarter last year. The Panamax fleet had no off-hire days in the current and previous year quarters. The Panamax fleet accounted for 31.5% of the Company's net revenue during the current quarter as compared to 30.9% during the same quarter last year. The entire net revenue of the Panamax fleet was generated from time charters during 2003 and 2002. At September 30, 2003, all of the Company's Panamax fleet was operating under time charters.

In particular, the average TCE rate of the Company's Aframax fleet in the current quarter decreased by 4.6% to $17,985 from $18,858 in the same quarter last year. The Aframax fleet had 106 off-hire days during the quarter, due to the M/T Keymar incident, as compared to 3 days in the same quarter last year. The Aframax fleet accounted for 11.8% of the Company's net revenue during the current quarter as compared to 16.8% in the same quarter last year. The entire net revenue of the Aframax fleet was generated under time charters during the current and in the same quarter last year. At September 30, 2003, all of the Company's Aframax fleet was operating under time charters except for M/T Keymar which was undergoing extensive repairs due to its grounding in the beginning of February.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants decreased 2.7% to $10.7 million in the current quarter from $11.0 million in the same quarter last year. The operating expenses per ship per day, however, increased by 1% to $3,862 in the current quarter from $3,823 during the same quarter last year.

Depreciation. The Company's depreciation expense was increased by 2.1% to $9.7 million in the current quarter as compared to $9.5 million in the same quarter last year. The increase was the result of the change in the price per LWT ton from $210 per ton to $185 per ton during the current quarter.

Amortization of Deferred and Dry-Docking Costs. The Company's amortization of deferred and dry-docking expenses increased 50% to $1.2 million in the current quarter from $0.8 million in the same quarter last year.

General and Administrative Expenses. The Company's general and administrative expenses remained at the same level compared to the same quarter of last year i.e. $2.0 million. The overhead burden per ship per day, however, increased 4.6% to $745 during the current quarter from $712 during the same quarter last year.

Interest Expense, net. The Company's interest expense was decreased by 19.2% to $4.2 million in the current quarter as compared to $5.2 million from the same quarter last year. The decrease in the average loan balances outstanding, resulting from our fleet expansion, was to a certain extent balanced off by the decrease of US Dollar market interest rates over the same quarter last year.

Nine Month Period Ended September 30, 2003 versus Nine Month Period Ended September 30, 2002

The Company recorded net income of $26.6 million (after loss from sale of M/T Promar), or $1.54 per fully diluted share, net income before loss from the sale of M/T Promar was $33.9, or $1.96 per fully diluted share, in the nine-month period ended September 30, 2003, compared to net income of $31.7 million, or $2.14 per fully diluted share, in the nine-month period ended September 30, 2002. The results for the current period reflect the expansion of the fleet, the improved market conditions of the tanker market, the sale of tanker Promar and the lost days resulted from the grounding incident of tanker Keymar.

Net Revenue. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses) increased 13.6% to $123.4 million in the current period as compared to $108.6 million in the same period last year. This increase is mainly due to the expansion of the fleet as net operating days increased by 10.7% to 7,818 days from 7,062 days over the same period last year. The Company's average TCE rate in the current period was increased by 2.7% to $15,791 from $15,370 over the same period last year, reflecting the improved market conditions faced by the Handymax fleet of the Company. The fleet's utilization declined to 93.8% from 95.5% in the same period last year due to the dry docking of certain vessels and the grounding of Keymar, which took the vessel out of service from February 7, 2003, until the end of the period.

In particular, the average TCE rate of the Company's Handymax fleet in the current period increased by 6.7% to $14,688 from $13,762 in 2002. The Handymax fleet experienced 243 off-hire days during 2003 mainly due to the scheduled dry dockings, as compared to 304 days in 2002. The Handymax fleet accounted for 57.3% of the Company's net revenue during the current period as opposed to 56.6% during the previous period. The net revenue generated under time charters accounted for 78.4% of the Handymax fleet's net revenue during the period as compared to 87.1% in 2002. At September 30, 2003, 16 of the Company's 18 Handymax tankers were operating under time charters.

In particular, the average TCE rate of the Company's Panamax fleet in the current period decreased 2.1% to $17,300 from $17,678 in 2002. The Panamax fleet had 16 off-hire days in 2003 as compared to no off hire days in 2002. The
Panamax fleet accounted for 30.4% of the Company's net revenue during the current period as compared to 24.9% during the previous period. The entire net revenue of the Panamax fleet was generated from time charters during 2003 and 2002. At September 30, 2003, all of the Company's Panamax fleet was operating under time charters.

In particular, the average TCE rate of the Company's Aframax fleet in the current period decreased 2.9% to $18,227 from $18,772 in 2002. The Aframax fleet had 255 off-hire days during the period as compared to 28 days in 2002. The
Aframax fleet accounted for 12.3% of the Company's net revenue during the current period as compared to 18.5% in the previous period. The entire net revenue of the Aframax fleet was generated under time charters during the current and previous periods. At September 30, 2003, all of the Company's Aframax fleet was operating under time charters, except for M/T Keymar which was undergoing extensive repairs.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 15.2% to $32.6 million in the current period from $28.3 million in 2002, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day increased 2.2% to $3,914 in the current period from $3,829 in 2002.

Depreciation. The Company's depreciation expense increased 18.1% to $29.4 million in the current period as compared to $24.9 million in 2002. The increase was the result of the fleet expansion during the current period and the change in the price of LWT from $210 per ton to $185 per ton.

Amortization of Deferred and Dry-Docking Costs. The Company's amortization of deferred and dry-docking expenses increased 73.7% to $3.3 million in the current period from $1.9 million in 2002.

General and Administrative Expenses. The Company's general and administrative expenses increased 31.4% to $6.7 million for the current period as compared to $5.1 million in the previous period. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of our larger fleet and duties typically associated with public companies. The overhead burden per ship per day increased by 16.4% to $799 during 2003 from $686 during 2002.

Interest Expense, net. The Company's interest expense was decreased by 2.2% to $13.3 million in the current period as compared to $13.6 million in 2002. The decrease in the average loan balances outstanding, resulting from our fleet expansion, was to a certain extent balanced off by the decrease of US Dollar market interest rates over the same quarter last year.

Liquidity and Capital Resources

As of September 30, 2003, the Company's cash position increased to $52.9 million, from $36.1 million as of December 31, 2002.

Net cash flow from operating activities increased to $60.5 million in the nine month period ended September 30, 2003, from $53.2 million in the previous period, mainly reflecting the expansion of the fleet.

During the nine month period ended September 30, 2003, the Company incurred capital expenditures mainly for the acquisition of the six Handymax new building contracts in the amount of $35.4 million. It also paid to a yard $8.9 million representing the steel cutting, keel laying and launching stage payments of the first Panamax tanker, $6.0 million representing the steel cutting and keel laying stage payments of the second Panamax tanker and $3.0 million for each of the remaining three Panamax tankers being presently under construction.

The Company during the nine month period dry docked eight vessels, Luxmar, Allenmar, Rimar, Aquamar, Maremar, Primar, Jamar and Takamar and incurred expenditure of $7.2 million as compared to $7.7 million over the same period last year where it had drydocked six vessels.

The Company's scheduled debt repayments were $33.4 million (including repayment of debt of $7.7 million due to the sale of M/T Promar) as compared to $28.3 million in the previous period. The Company, during the nine-month period ended September 30, 2003, increased its borrowings by $45.0 million to finance the advance and stage payments to the yards of the Handymax and Panamax tankers under construction.

The Company's debt repayment obligations over the next ten years, following the refinancing of maturities in the amount of $28.2 million but excluding the post delivery financing installments for the Panamax and Handymax tankers are as shown in Table 1 below:

TABLE 1

Year                                         Amount

2003 . . . . . . . . . . . . . . . . .  $  12.3 million
2004 . . . . . . . . . . . . . . . . .  $  49.5 million
2005 . . . . . . . . . . . . . . . . .  $  68.2 million
2006 . . . . . . . . . . . . . . . . .  $  41.1 million
2007 . . . . . . . . . . . . . . . . .  $  40.7 million
2008 . . . . . . . . . . . . . . . . .  $ 100.7 million
2009 . . . . . . . . . . . . . . . . .  $  20.3 million
2010 . . . . . . . . . . . . . . . . .  $  34.0 million
2011 . . . . . . . . . . . . . . . . .  $  27.7 million
2012 . . . . . . . . . . . . . . . . .  $  53.0 million

The Company's debt repayment obligations, including the arranged $100 million loan facility, for the post delivery financing of the five Panamax new-buildings and the arranged $131.2 million loan facilities for the six Handymax new-buildings are as shown in Table 2 below:

TABLE 2

Year                                         Amount

2003 . . . . . . . . . . . . . . . . .  $  12.3 million
2004 . . . . . . . . . . . . . . . . .  $  53.9 million
2005 . . . . . . . . . . . . . . . . .  $  81.5 million
2006 . . . . . . . . . . . . . . . . .  $  54.4 million
2007 . . . . . . . . . . . . . . . . .  $  54.0 million
2008 . . . . . . . . . . . . . . . . .  $ 113.9 million
2009 . . . . . . . . . . . . . . . . .  $  33.6 million
2010 . . . . . . . . . . . . . . . . .  $  47.2 million
2011 . . . . . . . . . . . . . . . . .  $  41.0 million
2012 . . . . . . . . . . . . . . . . .  $ 111.4 million
2013 . . . . . . . . . . . . . . . . .  $   6.8 million
2014 . . . . . . . . . . . . . . . . .  $  25.2 million
2015 . . . . . . . . . . . . . . . . .  $  43.5 million

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through acquisition of vessels, new buildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

Expected Additional Capital Commitments

We will incur additional capital commitments for the five Panamax tankers that we have contracted to have constructed with Daewoo shipyards in South Korea. The total contracted cost is for $ 153.3 million.

In accordance with normal industry practice, we made installment payments to the yard on signing representing 10% of the contract price of approximately $ 14.9 million. The payment was funded through the net proceeds from our recent follow on offering. During the course of the construction of these five Panamax tankers, and in accordance with industry practice, we expect to make the following payments to the yard representing the respective steel cutting, keel laying and launching installments of 10% of the contract value of each ship. Accordingly, a total of $46.9 million will be paid in 2003 ($23.8 million paid during the nine months of 2003) and 2004, of which $ 45.1 million will be financed through the $100.0 million facility discussed above and the remaining balance from internally generated cash flows. The amounts to be paid to the yard in 2003 and 2004 are as follows:

Year                                         Amount

2003                                    $ 33.2 million
2004                                    $ 13.7 million
                                        --------------
                                         $46.9 million
                                        ==============

At delivery of these five Panamax tanker new buildings, we will pay 60% of the remaining value of each contract, or a total of $91.4 million, out of which $17.9 million will be paid towards the end of 2003 when the first new building is expected to be delivered. The balance of $73.5 million will be paid during the first six months of 2004 as each Panamax tanker new building is delivered from the yard. We will pay $7.3 million in 2003 and $28.7 million in 2004 from internally generated cash flows and the balance of $10.6 million and $44.8 million through a loan facility already arranged. We also expect to incur additional expenditure of approximately $2.0 million representing capitalized interest on pre-construction financing together with supervision costs, the bulk of which will be paid in 2004.

We will also incur additional capital commitments for the six Handymax tanker new-building contracts that we have recently acquired. The total contract cost is approximately $173.2 million, of which $58.2 million will be paid in 2003, excluding $6.4 million representing the consideration paid to sellers in the form of common shares, and $108.6 million will be paid in 2004. We also expect to incur additional expenditures of approximately $3.5 million representing capitalized interest on pre-construction financing together with supervision costs.

The Company has arranged for a stand by reducing credit facility of $40.0 million to finance the pre-delivery installments to the yard for the construction of the six new-building Handymax tanker contracts. Those contracts provide for a payment of 10% at signing, 10% at keel laying and 10% at launching. The balance of 70% is payable at delivery of each vessel. The Company has drawn down $21.2 million from this stand by reducing credit facility to finance part of the $23.7 million paid in cash for the purchase of those six Handymax tanker contracts and stage payments.

The Company expects to pay $10.6 million to the yard during the last quarter of 2003 representing stage payments under these six new-building contracts. These payments will partially be financed through the use of the stand by reducing credit facility.

At delivery we will finance the balance of the stand-by reducing credit facility, together with the delivery installments of each Handymax tanker, through two long term bank loan facilities already arranged of approximately $131.3 million.

Quantitative and Qualitative Disclosures about Market Risks

Inflation

Inflation had a very moderate impact on vessel operating expenses, dry-docking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Interest Rate Fluctuation

The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005, 2006 and 2007 for approximately 24.4% of our outstanding indebtedness as of September 30, 2003.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decreased our net income and cash flows in the current period by approximately $1.8 million based upon our debt level at September 30, 2003.

The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis:

Net difference in Earnings and Cash Flows:

Year        Amount
----        ------

2003       $1.8 million
2004       $3.1 million
2005       $4.6 million
2006       $4.0 million

Foreign Exchange Rate Fluctuation

The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Euro (formerly Greek drachmae) and British pounds sterling, while we incur a significant portion of the cost of revenues in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We currently do not engage in any foreign currency hedging transactions, and do not believe that we need to enter into any foreign currency hedging transactions at this time.

Seasonal Variations

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002 AND
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(Expressed in thousands of U.S. Dollars - except per share data)

                                                       For the                             For the
                                                   Three Month Period                  Nine Month Period
                                                   Ended September 30                  Ended September 30,
                                                2003             2002               2003               2002
                                               ---------------------------        ------------------------------
                                                     (unaudited)                                 (unaudited)

REVENUES:
Revenue from vessels                           $    41,871      $    43,212             130,682           114,348
    Brokers' commission                             (1,046)          (1,017)             (3,193)           (2,576)
                                               -----------      -----------         ------------        -----------
        Revenue from vessels, net                   40,825           42,195             127,489           111,772
                                               -----------      -----------         ------------        -----------

EXPENSES:
    Voyage expenses                                  2,073            1,441               7,234             5,804
    Vessel operating expenses                       10,660           11,026              32,612            28,316
    Depreciation and amortization                   10,876           10,348              32,717            26,780
    General and administrative expenses              2,056            2,037               6,653             5,074
    Provision for doubtful receivables                   -                -                 350                 -
    Insurance deductibles                              131                -                 396               118
                                               -----------      -----------         ------------        -----------
    Operating income                                15,029           17,343              47,527            45,680
                                               -----------      -----------         ------------        -----------

OTHER INCOME (EXPENSES):
    Interest and finance costs, net                 (4,211)          (5,156)            (13,314)          (13,560)
    Foreign currency losses                            (34)            (150)               (127)             (300)
    Loss from sale of vessel                           (13)               -              (7,268)                -
    Other, net                                         (58)             263                (192)             (107)
                                               -----------      -----------         ------------        -----------
    Total other income (expenses), net              (4,316)          (5,043)            (20,901)          (13,967)
                                               -----------      -----------         ------------        -----------
    Income before income taxes                      10,713           12,300              26,626            31,713

    Provision for income taxes                           -                -                   -                 -
                                               -----------      -----------         ------------        -----------
Net Income                                     $    10,713      $    12,300              26,626            31,713
                                               ===========      ===========         ============        ===========

Earnings per share, basic                      $      0.62      $      0.73                1.55              2.15
                                               ===========      ===========         ============       ============

Weighted average number of shares, basic        17,285,687       16,819,750          17,158,207        14,743,003
                                               ===========      ===========         ============       ============

Earnings per share, diluted                    $      0.62      $      0.73                1.54              2.14
                                               ===========      ===========         ============       ============

Weighted average number of shares, diluted      17,371,449       16,870,434          17,251,496        14,793,693
                                               ===========      ===========         ============       ============

Earnings per share excluding loss from
   sale of vessel

Net Income before loss from sale of vessel     $         -      $         -       $      33,894      $     31,713
                                               ===========      ===========         ============       ============

Earnings per share, basic                      $         -      $         -       $        1.98      $       2.15
                                               ===========      ===========         ============       ============

Weighted average number of shares, basic                 -                -          17,158,207        14,743,003
                                               ===========      ===========         ============       ============

Earnings per share, diluted                    $         -      $         -       $        1.96      $       2.14
                                               ===========      ===========         ============      =============

Weighted average number of shares, diluted               -                -          17,251,496        14,793,693
                                               ===========      ===========         ============       ============

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2003 AND DECEMBER 31,  2002
(Expressed in thousands of U.S. Dollars)
                                                   SEPTEMBER 30   DECEMBER 31
ASSETS                                                  2003          2002
-------                                             ------------   -----------
                                                    (unaudited)     (audited)

CURRENT ASSETS:
   Cash and cash equivalents                         $   52,866     $   36,123
   Accounts receivable- trade                            10,937          9,382
   Other current assets                                   3,711          2,814
                                                    ------------     ----------
    Total current assets                                 67,514         48,319
                                                    ------------     ----------

FIXED ASSETS:
   Advances for vessel acquisition
     / under construction                                76,123         15,088
   Vessels net book value                               702,645        746,164
   Property and equipment, net                            1,454          1,581
                                                    ------------     ----------
    Total fixed assets                                  780,222        762,833
                                                    ------------     ----------

DEFERRED CHARGES, net                                    16,193         12,205
                                                    ------------     ----------

    Total assets                                     $  863,929     $  823,357
                                                    ============     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion and maturities of
     long-term debt                                  $   48,461     $   74,758
   Accounts payable- trade                               10,058          6,181
   Other current liabilities                              7,879          8,469
   Financial instruments fair value                       8,481          7,950
                                                    ------------     ----------

    Total current liabilities                            74,879         97,358
                                                    ------------     ----------

LONG-TERM DEBT, net of current portion                  444,081        413,851
                                                    ------------     ----------

CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock, $ 0.01 par value;
   20,000,000 shares authorized, none
    issued.

    Common stock, $ 0.02 par value; 25,000,000
    shares authorized; 17,285,687 and
    16,819,750 issued and outstanding at
    September 30, 2003 and  December 31, 2002
    respectively                                            346            336

Additional paid-in capital                              222,351        215,635
     Accumulated other comprehensive
      income / (loss)                                    (8,471)        (7,940)
     Retained earnings                                  130,743        104,117
                                                   ------------     ----------

    Total stockholders' equity                          344,969        312,148
                                                   ------------     ----------
    Total liabilities and stockholders' equity       $  863,929     $  823,357
                                                   ============     ==========

The accompanying notes are an integral part of these consolidated balance sheets.

    STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(Expressed in thousands of U.S. Dollars)

                                                        2003           2002
                                                      ----------    -----------
Cash Flows from Operating Activities:                (unaudited)    (unaudited)

Net income                                             $  26,626        31,713
Adjustments to reconcile net income to net cash
provided by operating activities:
   Depreciation                                           29,420        24,878
   Loss from sale of vessel                                7,268             -
   Amortization of deferred dry-docking costs              3,297         1,902
   Amortization of other financing costs                     251           153
   Interest expense                                       12,930        13,407
   Change in non cash working capital items
     related to operating activities                       1,049         2,019
   Interest paid, net                                    (13,144)      (13,179)
   Payments for dry-docking                               (7,243)       (7,716)
                                                     ------------   -----------

    Net Cash from Operating Activities                    60,454        53,177
                                                     ------------   -----------

Cash Flows from (used in) Investing Activities:
      Advances for vessels acquisition-vessels
        under construction                               (61,035)      (14,989)
      Vessel acquisitions and/or  improvements                 -      (242,498)
      Capital expenditure for property and equipment         (98)         (623)
      Net proceeds from sale of vessel                     8,369             -
                                                               -             -
                                                     ------------   -----------

 Net Cash from (used in) Investing Activities            (52,764)     (258,110)
                                                     ------------   -----------
Cash Flows from (used in) Financing Activities:
      Proceeds from long-term debt                        45,000       164,146
      Principal payments of long-term debt               (33,417)      (28,339)
      Repayment of long-term debt due to sale
       of vessel                                          (7,650)            -
      Contribution to paid-in capital                      6,726        69,230
      Payments for follow on offering costs                    -        (4,439)
      Payments for loan fees and other
       financing costs                                    (1,606)        (730)
                                                     ------------   -----------

Net Cash from (used in) Financing Activities               9,053       199,868
                                                     ------------   -----------

Net increase in cash and cash equivalents                 16,743        (5,065)
Cash and cash equivalents at beginning of period          36,123        34,417
                                                     ============   ===========

Cash and cash equivalents at end of period             $  52,866      $ 29,352
                                                     ============   ===========

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002 AND
THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Expressed in thousands of U.S. Dollars)


                                                                                                     Accumulated
                                                                        Additional     Retained      Other
                                          Comprehensive   Capital       Paid-in        Earnings      Comprehensive
                                          Income          Stock         Capital        (Deficit)     Income / (Loss)      Total
                                          -------------    --------     ----------     -----------   ----------------   ----------

Balance, December 31, 2001                                  $  237       $  149,970    $   61,835     $  (2,594)        $  209,448
                                                          ---------     -----------    -----------   -----------       -----------
Issuance of common stock                           -            99           69,131             -             -             69,230

Expenses related to the issuance of
     common stock                                  -             -           (4,470)            -             -             (4,470)

Reinvestment of earnings                           -             -            1,004        (1,004)            -                  -

Net income                                    43,286             -                -        43,286             -             43,286

Other comprehensive income
- Fair value of financial instruments         (5,450)            -                -             -        (5,450)            (5,450)
- Currency translation adjustments               104             -                -             -           104                104
                                         -----------

Comprehensive income                      $   37,940
                                         ===========      ---------     -----------    -----------   -----------       -----------

Balance, December 31, 2002                                  $  336       $  215,635    $  104,117     $  (7,940)        $  312,148
                                                          =========     ===========    ==========    ===========       ===========

Issuance of common stock                           -            10            6,716             -             -              6,726

Net income                                    26,626             -                -        26,626             -             26,626

Other comprehensive income
- Fair value of financial instruments           (531)            -                -             -          (531)              (531)
- Currency translation adjustments                 -             -                -             -             -                  -
                                         -----------

Comprehensive income                      $   26,095
                                         ===========

Balance, September 30, 2003                                 $  346       $  222,351    $  130,743     $  (8,471)        $  344,969
                                                          =========     ===========    ==========    ===========       ===========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND SEPTEMBER 30, 2003
(Expressed in thousands of U.S. Dollars - except per share date unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company"). The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries, Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above-mentioned companies share common ownership and management.

     (a)  Ship-owning Companies directly owned by the Holding Company:


                                    Country of          Date of             Vessel Name or
Company                             Incorporation       Incorporation       Hull Number             Flag           Dwt
-------                             -------------       -------------       -----------             ----           ---
Keymar Ltd.                         Liberia             July 1998           Keymar                  Cyprus         95,822
Takamar Ltd.                        Liberia             July 1998           Takamar                 Panama         04,000
Ariel Shipping Corporation          Liberia             January 1993        Fulmar                  Cyprus         39,521
Primar Shipping Ltd.                Liberia             May 1993            Primar                  Cyprus         39,521
Palmar Maritime Ltd.                Liberia             July 1993           City University         Cyprus         39,729
Colmar Ltd.                         Liberia             July 1993           Colmar                  Cyprus         39,729
Nedimar Ltd.                        Liberia             October 1993        Nedimar                 Cyprus          46821
Luxmar Ltd.                         Liberia             February 2001       Luxmar                  Panama         45,999
Rimar Ltd.                          Liberia             February 2001       Rimar                   Panama         45,999
Limar Ltd.                          Liberia             February 2001       Limar                   Panama         46,170
Almar Ltd.                          Liberia             February 2001       Almar                   Panama         46,162
Jamar Ltd.                          Liberia             February 2001       Jamar                   Panama         46,100
Camar Ltd.                          Liberia             February 2001       Camar                   Panama         46,100
Promar Ltd.                         Liberia             February 2001       -                       -                   -
Ermar Ltd.                          Liberia             February 2001       Ermar                   Panama         39,977
Allenmar Ltd.                       Liberia             February 2001       Allenmar                Panama         41,570
Capemar Ltd.                        Liberia             February 2001       Capemar                 Panama         37,615
Petromar Ltd.                       Liberia             May 2001            Petromar                Panama         35,768
Ambermar Ltd.                       Liberia             December 2001       Ambermar                Cyprus         35,700
Pearlmar Ltd.                       Liberia             July 2000           Pearlmar                Cyprus         69,697
Jademar Ltd.                        Liberia             July 2000           Jademar                 Cyprus         69,697
Rubymar Ltd.                        Liberia             July 2000           Rubymar                 Cyprus         69,697
Rosemar Ltd.                        Liberia             July 2000           Rosemar                 Cyprus         69,697
Goldmar  Limited                    Liberia             April 2002          Goldmar                 Cyprus         69,700
Silvermar Limited                   Liberia             April 2002          Silvermar               Panama         69,700
Aquamar Shipping Limited            Liberia             April 2002          Aquamar                 Cyprus         47,236
Maremar Limited                     Liberia             April 2002          Maremar                 Cyprus         47,225
Reymar Limited                      Liberia             April 2002          Hull 5241                    -              -
Reginamar Limited                   Liberia             April 2002          Hull 5242                    -              -
Reinemar Limited                    Liberia             April 2002          Hull 5243                    -              -
Cabo Hellas Limited                 Liberia             February 2003       Hull 5239                    -              -
Cabo Sounion Limited                Liberia             February 2003       Hull 5240                    -              -
Andromar Limited                    Liberia             February 2003       Hull S-1110                  -              -
Ariadmar Limited                    Liberia             February 2003       Hull S-1125                  -              -
Atalmar Limited                     Liberia             February 2003       Hull S-1126                  -              -
Alcesmar Limited                    Liberia             February 2003       Hull S-1108                  -              -
Antigmar Limited                    Liberia             February 2003       Hull S-1124                  -              -
Alcmar Limited                      Liberia             February 2003       Hull s-1109                  -              -
                                                                                                                 1,384,952
                                                                                                                ===========

     (b) Martank Shipping Holdings Ltd. (the "Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship owning companies:

                                 Country of       Date of     Vessel
Company          Incorporation   Incorporation    Name         Flag     Dwt
-------          -------------   -------------    ----         ----     ---
Kliomar Ltd.     Liberia          August 1997     Kliomar      Cyprus    96,088
Polmar Ltd.      Liberia          October 1997    Polys        Cyprus    68,623
Cleliamar Ltd.   Liberia          October 1994    Cleliamar    Cyprus    68,623
Jacamar Ltd.     Liberia          January 1999    Jacamar      Panama   104,024
                                                                        -------
                                                                        337,358
                                                                        =======

     (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed to Stelmar Tankers (Management) Ltd. in February 1993. It has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

     (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

     (e) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company the company has become dormant.

     The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above.

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. Certain information and footnote disclosures required by the accounting principles generally accepted in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. In the opinion of the management, these financial statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

     (d) Vessels Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

     (e) Vessels Depreciation: The Company's vessels are depreciated on a straight-line basis over the vessels' remaining useful lives, after considering the estimated residual value (effective July 1, 2003 USD$ 185 per LWT ton). Management estimates the useful life of the Company's vessels to be 25 years, which is a common life expectancy applied in the shipping industry. In view of the IMO-implemented new regulations and the recent call for the European Union to accelerate the phase-out of single hull tankers after the spill resulting from the sinking of "Prestige", the Company's management has re-evaluated the useful life of its single hull vessel, the Kliomar, and now estimates it to be 21 years. If a vessel's actual economic life is shorter than its estimated economic life, an impairment loss could result in future periods.

     (f) Impairment of long-lived Assets: The U.S. Financial Accounting Standards Board issued SFAS 144 "Accounting for the Impairment of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supercedes SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Company adopted SFAS 144 as of January 1, 2002, without any effect on the Company's financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company's vessels, as of September 30, 2003, indicated that no impairment loss should be recognized over the Company's vessels.

     (g) Accounting for Dry Docking: Dry docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years or to the next dry-docking date if such has been determined. Unamortized dry docking costs of vessels sold are written off to income in the year of the vessel's sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures maintain the vessel and preserve its useful life.

     (h) Accounting for Special Survey: The vessel's special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

     (i) Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. The charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents revenue applicable to periods after the end of the reporting period.

     (j) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year/period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     (k) Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value following the provisions of SFAS 133.

          SFAS No. 133 as amended by (a) SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral" as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. With respect to the derivative instruments which were effective as of December 31, 2000, a transition adjustment of $561 resulting from adopting SFAS 133 was reported in other comprehensive income, as the effect of a change in accounting principle as required by APB Opinion No. 20, Accounting Changes. Seven interest rate swap agreements were open as of December 31, 2002 and September 30, 2003, and have been accounted for under SFAS 133. Such financial instruments met hedge accounting criteria and accordingly their fair market value has been included in "Other Comprehensive Income" in the accompanying December 31, 2002 and September 30, 2003, consolidated balance sheets. The Company's management intention is to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes as it is not expected to be materialized

          The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

     (l) Stock-based compensation: In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (SFAS 148). This statement amends FASB Statement No. 123 Accounting For Stock-Based Compensation ("SFAS 123") to provide alternative methods of transition to SFAS 123's fair value method of accounting of stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effect of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148's amendment of the transition and annual disclosure are effective for fiscal years ending after December 15, 2002. At December 31, 2002 and September 30, 2003, the company has two stock stock-based compensation plans, which are more fully described in Note 7. The company accounts for those plans under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

     (m) Other Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

          SFAS 143, "Accounting for Asset Retirement Obligations" relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The management of the Company does not believe that the adoption of this statement will have a material effect on the Company's results of operations and financial position.

          FIN 45, In November 2002, the FASB issued FASB interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions of initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a material effect on the financial statements.

3.   Advances for Vessel Acquisition / Under Construction:

          In April 2002, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of five Panamax tankers, with expected deliveries in November 2003 through July 2004. The construction cost of the new-buildings will amount to $ 153,750 of which $100,000 will be financed from the proceeds of a long-term bank loan. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery.

          The $100,000 loan mentioned above will be drawn-down in a number of tranches so as to coincide with the scheduled delivery payments and will mature on the date falling 93 months after the delivery of the last hull. The loan will be repayable in fifteen equal semi-annual installments plus a balloon payment and will bear interest at LIBOR plus a spread.

          In February 2003 the Company concluded an agreement for the purchase of six Handymax tankers being under construction with expected delivery dates between December 2003 and September 2004 for a total consideration of $173,220. The amount will be paid through bank financing and from Company's own funds. Furthermore, $6,400 of the total price was paid in Company's stock. The shipbuilding contract provides for payments of 10% at signing, 10% at keel laying, 10% at launching and 70% on delivery.

          The Company has arranged for a stand by reducing facility of $40.0 million to finance the pre-delivery installment to the yard. At delivery of the vessels the balance of the stand by reducing facility together with the delivery installments will be financed through two long term bank loan facilities of approximately $131.3 million that have already been arranged.

          The $131.3 loans mentioned above will be drawn-down in a number of tranches so as to coincide with the scheduled delivery payments. The first loan of $87.0 million will mature on the date falling 10 years and 6 months after the delivery of the last hull but no later than January 31, 2015 and will be repayable in 42 equal quarterly installments plus a balloon payment and will bear interest at LIBOR plus a spread. The second loan of up to $44.2 million will mature on the date falling 126 months after the delivery of the last hull and will be repayable in twenty semi-annual installments plus a balloon payment and will bear interest at LIBOR plus a spread.

4.   Vessels:

          On February 1, 2003, M/T Keymar was grounded by strong winds and was subsequently re-floated. She underwent major repairs, the cost of which were covered by her underwriters. The vessel returned to service on October 16, 2003.

          On May 21, 2003, M/T Promar was sold for $8,500. The loss resulted from the sale of the vessel, after the elimination of the deferred charges, amounted to $7,268 and has separately been reflected in the accompanying September 30, 2003, consolidated statement of income

5.   Long-term Debt

             Long-term debt at December 31, 2002 and September 30, 2003 is analyzed as follows:

Borrowers                                            2002              2003
---------                                            ----              ----

(a)  Ariel Shipping Corporation                      7,200              7,200
(b)  Colmar Ltd.                                     5,200              5,200
(c)  Primar Shipping Ltd. and Palmar
     Maritime Ltd.                                  17,996             15,911
(d)  Nedimar Ltd.                                   15,800             15,800
(e)  Luxmar Ltd., Limar Ltd., Camar Ltd.,
     Jamar Ltd. and Ermar Ltd.                      59,313             54,750
(f)  Rimar Ltd., Almar Ltd., Allenmar Ltd.
     and Capemar Ltd.                               61,375             47,899
(g)  Petromar Ltd.                                  18,320             17,760
(h)  Kliomar Ltd.                                   17,438             16,181
(i)  Polmar Ltd.                                    18,625             16,775
(j)  Cleliamar Ltd.                                 18,625             16,775
(k)  Keymar Ltd.                                    14,722             13,650
(l)  Takamar Ltd.                                   23,641             22,188
(m)  Jacamar Ltd.                                   25,875             23,875
(n)  Rosemar Ltd.                                   21,906             21,280
(o)  Rubymar Ltd.                                   21,750             20,625
(p)  Pearlmar Ltd. and Jademar Ltd.                 43,450             40,350
(q)  Ambermar Ltd.                                  19,500             18,100
(r)  Goldmar Limited                                22,786             21,511
(s)  Silvermar Limited                              22,787             21,512
(t)  Maremar Limited                                15,800             15,100
(u)  Aquamar Limited                                16,500             15,100
(v)  Hull 5239, Hull 5240, Hull 5241,
     Hull 5242 and Hull 5243                             -             23,800
(w)  Hulls S-1108, S-1109, S-1110, S- 1124,
     S-1125 and S-1126                                   -             21,200
                                                  ----------         ---------
                                                   488,609            492,542
     Total
     Less- current portion                         (74,758)           (48,461)
                                                  ----------         ---------
     Long-term portion                             413,851            444,081

     In June 2003, the balances of loans (a), (b) and (d), all due in June 2003, were fully refinanced for a period of another five years.

     The above balances relate to U.S. Dollar bank loans obtained either to partially finance the acquisition of vessels or refinance previous loans with the same banks. The balances at September 30, 2003 are repayable in various equal quarterly or semi annual installments through 2012 and balloon payments payable together with the last installments. The interest rates are based upon LIBOR plus a spread.

     The  loans are secured as follows:

     o First, second, third and fourth priority mortgages over the vessels as applicable;

     o    Assignments of earnings and insurance of the mortgaged vessels;

     o    Pledge of shares of the borrowers; and

     o    Corporate guarantees.

     The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

6.   Contingencies:

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and Indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $4.25 billion.

7.   Stock Option Plan

     On March 31, 2002, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of each option equals $12.30. Under the terms of the Plan, no options could be exercised until December 31, 2002. The plan expires 10 years from March 6, 2001. In addition to the Plan, on October 11, 2001, an aggregate of 8,000 additional options were granted to certain members of the Board of Directors. These options have an exercise price of $13.52 and are subject to the terms and conditions as set forth in the Plan. As at September 30, 2003, 41,000 options had been cancelled.

     The Company accounts for the Plan under APB opinion No. 25 according to which, no compensation expense was recognized during 2002 and 2003, as the exercise price was equal to the grant date fair value of these options.

8.   Earnings per Common Share

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of dilative stock options using the treasury stock method.

     The components for the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:


                                             2002                  2003
                                             ----                  ----
         Basic earnings per share:

        Weighted average common
            shares outstanding........         14,743,003          17,158,207

         Diluted earnings per share:

         Weighted average common
             shares outstanding......          14,743,003          17,158,207

         Options.......................            50,690              93,289

         Weighted average common
              shares - diluted                 14,793,693          17,251,496

         Basic earnings per common
              share.....................            $2.15               $1.55

         Diluted earnings per common
              share....................             $2.14               $1.54

9.   Interest Rate Agreements

     On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $ 15,000. Under this agreement, the Company is covered for an interest rate up to LIBOR of 7%. Since LIBOR has not exceeded 7% for the years 2001, 2002 and 2003, there was no charge for the Company with respect to this interest rate cap agreement.

     On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through December 12, 2005) for an amount of $ 14,000, $ 10,000 and $ 31,500, respectively. Under these agreements, the Company has fixed the interest rate at 6.50%, 6.45% and 5.88%, respectively.

     On November 28, 2001 the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001. The first is for a period of three years for an amount of $ 16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.765% respectively.

     On July 10, 2002, the Company concluded two interest rate swap agreements with effective dates September 13, 2002 each. Both are for a period of five years and for an amount $23,575 each. Under the agreements the Company has fixed the interest rate at 4.20% and 4.38% respectively.

10.  Income Taxes:

     Liberia, Greece, Panama and Cyprus do not impose taxes on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income ($140 and $143 in 2002 and 2003 respectively).

     Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom. No provision for income taxes was required for the years up to 1997 as the company utilized carry-forward losses.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly - traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the company's shares, but no assurance can be given that this will remain so in the future.

11.  Financial Instruments:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 5.

     (b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its temporary cash investments consisting mostly of deposits with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charter base and their dispersion across many geographic areas.

     (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in
          Note 9 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market value of the swap agreements mentioned above, at September 30, 2003, was $8,481 and has been included in "Comprehensive Income" in the accompanying September 30, 2003, consolidated balance sheet.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  29th December, 2003              By:/s/ Olga Lambrianidou
                                            --------------------------
                                                Name:  Olga Lambrianidou
                                                Title:  Corporate Secretary


02509.0004 #452979